                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
                  AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                              (AMENDMENT NO. 1)(1)


                           WYNN'S INTERNATIONAL, INC.
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                                (Name of Issuer)


                          COMMON STOCK, $0.01 PAR VALUE
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                         (Title of Class of Securities)


                                   983195 10 8
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                                 (CUSIP Number)


                                  JAMES CARROLL
                         C/O WYNN'S INTERNATIONAL, INC.
                  500 NORTH STATE COLLEGE BOULEVARD, SUITE 700
                            ORANGE, CALIFORNIA 92868
                                 (714) 938-3700


                                 with a copy to:


                             GREGG M. GIBBONS, ESQ.
             VICE PRESIDENT - CORPORATE AFFAIRS AND GENERAL COUNSEL
                  500 NORTH STATE COLLEGE BOULEVARD, SUITE 700
                            ORANGE, CALIFORNIA 92868
                                 (714) 938-3700
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                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)


                                  JUNE 13, 2000
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             (Date of Event Which Requires Filing of This Statement)

                                   -----------

    If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]


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(1)  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.
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CUSIP NO. 983195 10 8                   13D                    Page 2 of 6 Pages
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================================================================================
1. NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   James Carroll
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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [ ]
                                                                      (b) [ ]
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3. SEC USE ONLY


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4. SOURCE OF FUNDS

   PF
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5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEM 2(d) or 2(e)                                                      [ ]

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6. CITIZENSHIP OR PLACE OF ORGANIZATION:

   United States
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                          7. SOLE VOTING POWER

                             -0-
        NUMBER OF        -------------------------------------------------------
          SHARES          8. SHARED VOTING POWER*
       BENEFICIALLY
         OWNED BY            1,189,903
           EACH          -------------------------------------------------------
        REPORTING         9. SOLE DISPOSITIVE POWER
          PERSON
           WITH              -0-
                         -------------------------------------------------------
                         10. SHARED DISPOSITIVE POWER*

                             1,189,903
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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,189,903 shares
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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                          [ ]
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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    6.3%
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14. TYPE OF REPORTING PERSON

    IN
================================================================================

* See Section 11 ("Purpose of the Offer; The Merger Agreement; Stockholder Tender Agreement; Consulting Agreement; Statutory Requirements; Appraisal Rights; Plans for the Company") of the Offer to Purchase, which is incorporated herein by reference, for a description of the Stockholder Tender Agreement, dated June 13, 2000, by and among Parker-Hannifin Corporation, WI Holding Inc. and James Carroll.

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               This Amendment No. 1 to Schedule 13D amends and restates the
          Schedule 13D dated August 31, 1991 (as so amended, the "Schedule
          13D").

ITEM 1.   SECURITY AND ISSUER:

               The name of the issuer is Wynn's International, Inc., a Delaware corporation (the "Issuer"), which has its principal executive offices at 500 North State College Boulevard, Suite 700, Orange, California 92868. The title of the securities to which this Schedule 13D relates is the Issuer's common stock, par value $0.01 per share, including the associated preferred share purchase rights (the "Shares"). The information set forth in the "Introduction" of the Offer to Purchase is incorporated herein by reference.

ITEM 2.   IDENTITY AND BACKGROUND:

               (a) This Schedule 13D is filed on behalf of James Carroll.

               (b) Mr. Carroll's business address is c/o Wynn's International, Inc., 500 North State College Boulevard, Suite 700 Orange, California 92868.

               (c) Mr. Carroll's present principal occupation is Chairman of the Board and Chief Executive Officer of Wynn's International, Inc.

               (d) The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

               (e) The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws during the last five years.

               (f) Mr. Carroll is a citizen of the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

               Mr. Carroll used personal funds to acquire the Shares identified in Item 5 below.

ITEM 4.   PURPOSE OF TRANSACTION:

               Mr. Carroll's purchases of the Shares identified in Item 5 below were made for investment purposes.

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               (a) - (j) On June 22, 2000, WI Holding Inc., a Delaware
          corporation ("Merger Sub") and a wholly owned subsidiary of Parker-Hannifin Corporation, an Ohio Corporation (the "Purchaser"), commenced a tender offer to purchase all outstanding Shares of Wynn's International, Inc., a Delaware corporation, at $23.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 22, 2000 (the "Offer to Purchase"), incorporated by reference to Exhibit (a)(1) of the Schedule TO filed by the Purchaser and Merger Sub on June 22, 2000 (the "Schedule TO") and in the related Letter of Transmittal, incorporated by reference to Exhibit (a)(2) of the Schedule TO (which, as amended from time to time, together constitute the "Offer").

               The information set forth in the "Introduction," Section 10 ("Background of the Offer; Past Contacts or Negotiations with the Company"), Section 7 ("Possible Effects of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations"), and Section 11 ("Purpose of the Offer; The Merger Agreement; Stockholder Tender Agreement; Consulting Agreement; Statutory Requirements; Appraisal Rights; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

ITEM 5.   INTEREST IN SECURITIES OF ISSUER:

               (a) - (d) Mr. Carroll beneficially owns an aggregate of 1,189,903 Shares (which number includes options to purchase 103,000 Shares), representing approximately 6.3% (assuming exercise of all 103,000 options) of the total number of Shares outstanding as of June 13, 2000.

               The information set forth in the "Introduction," Section 9 ("Certain Information Concerning the Purchaser and Merger Sub"),
          Section 11 ("Purpose of the Offer; The Merger Agreement; Stockholder Tender Agreement; Consulting Agreement; Statutory Requirements; Appraisal Rights; Plans for the Company") and in Schedule I (Directors and Executive Officers of the Purchaser and Merger Sub) of the Offer to Purchase is incorporated herein by reference.

               Merger Sub, the Purchaser, and James Carroll, have entered into a Stockholder Tender Agreement, dated as of June 13, 2000 (the "Tender Agreement"), pursuant to which Mr. Carroll has agreed, among other things, (i) to tender in the Offer all of the Shares now owned or which may hereafter be acquired by Mr. Carroll, and (ii) to appoint the Purchaser, or any nominee of the Purchaser, as his proxy to vote the Shares beneficially owned by Mr. Carroll on certain defined matters. The Tender Agreement is described in more detail in Section 11 ("Purpose of the Offer; The Merger Agreement; Stockholder Tender Agreement; Consulting Agreement; Statutory Requirements; Appraisal Rights; Plans for the Company") of the Offer to Purchase. As a result of the Tender Agreement, Mr. Carroll's voting and dispositive power may be deemed to be shared with each of Merger Sub and the Purchaser with respect to all of the

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          Shares beneficially owned by Mr. Carroll and subject to the Tender
          Agreement. The Tender Agreement will terminate in the event that the Agreement and Plan of Merger, dated as of June 13, 2000, by and among the Issuer, the Purchaser and Merger Sub is terminated.

               (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

               The information set forth in the "Introduction," Section 10 ("Background of the Offer; Past Contacts or Negotiations with the Company"), Section 7 ("Possible Effects of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations"), and Section 11 ("Purpose of the Offer; The Merger Agreement; Stockholder Tender Agreement; Consulting Agreement; Statutory Requirements; Appraisal Rights; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS:

          1. Offer to Purchase, dated June 22, 2000.*

          2. Agreement and Plan of Merger, dated as of June 13, 2000, by and among the Issuer, the Purchaser and Merger Sub.*

          3. Stockholder Tender Agreement, dated June 13, 2000, by and among the Purchaser, Merger Sub and James Carroll.*

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*  Incorporated by reference to Schedule TO, filed June 22, 2000 by the
   Purchaser and Merger Sub.

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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  July 6, 2000


                                                  /s/ James Carroll
                                                  ------------------------------
                                                      James Carroll

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                                  EXHIBIT INDEX

               1.   Offer to Purchase, dated June 22, 2000.*

               2. Agreement and Plan of Merger, dated as of June 13, 2000, by and among the Issuer, the Purchaser and Merger Sub.*

               3. Stockholder Tender Agreement, dated June 13, 2000, by and among the Purchaser, Merger Sub and James Carroll.*

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*  Incorporated by reference to Schedule TO, filed June 22, 2000 by the
   Purchaser and Merger Sub.